Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2022

________________________

Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”), of NeuroSense Therapeutics Ltd. (the “Company”), to be held at 11 a.m. (Israel time) on June 21, 2022 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.	To approve the re-election of Dr. Revital Mandil-Levin to the board of directors, to serve until the third annual meeting after the Meeting.
2.	To approve a 2022 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.
3.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which are described in the accompanying Proxy Statement.

Shareholders of record at the close of business on May 16, 2022 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

__________________________

PROXY STATEMENT

__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held 11 a.m. (Israel time) on June 21, 2022, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about May 17, 2022 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 16, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.	To approve the re-election of Dr. Revital Mandil-Levin to the board of directors, to serve until the third annual meeting after the Meeting.
2.	To approve a 2022 bonus plan for Mr. Alon Ben-Noon, Chief Executive Officer of the Company, based on the achievement of certain Company milestones.
3.	To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2022 and for an additional period until the next annual meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2021.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 16, 2022, we had 11,673,983 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, May 16, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association, the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 2 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 2, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposal 2, is a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. A personal interest excludes (i) a personal interest arising solely from the fact of holding shares in the Company and (ii) a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 2. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 2, you should indicate the existence of a personal interest on the enclosed proxy card (if applicable). If you hold your shares in ”street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 2, you may also contact the representative managing your account.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), these proxy materials are being sent directly to you by AST. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 11 a.m. (Israel time) on June 19, 2022), or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 11 a.m. (Israel time) on June 19, 2022 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing if you are a controlling shareholder or have a personal interest in the approval of Proposal 2. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on May 16, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 16, 2022, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 17, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

RE-ELECTION OF Dr. REVITAL MANDIL-LEVIN

According to the Company’s Articles of Association (the “Articles”), the Company’s directors are divided into three groups with staggered three-year terms. The three-year term of service of each group of directors expires at successive annual general meetings, at which time the directors of such group may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing Dr. Revital Mandil-Levin be reelected, to serve until the third annual meeting held after the Meeting.

Dr. Mandil-Levin has attested to the Board of Directors and to the Company that she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A. The Company is not aware of any reason why Dr. Mandil-Levin, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by Dr. Mandil-Levin:

Dr. Mandil-Levin has more than 15 years’ experience in biotech startups and product development in the pharmaceutical industry. She is currently the CEO and founder of Nanocarry Therapeutics Ltd., a private company developing a proprietary platform technology for the delivery of biologics across the blood-brain barrier for CNS indications. From September 2019 to November 2020, she served as VP Corporate Development of Anima Biotech, a private company with a novel approach for the discovery of small molecules involved in mRNA translation, and from April 2018 to February 2019, she served as Chief Business Development Officer of CollPlant Ltd. (NASDAQ: CLGN), a regenerative and aesthetic medicine company. From January 2014 to February 2018, Dr. Mandil-Levin served as Vice President Business Development at NeuroDerm Ltd (NASDAQ: NDRM), a clinical-stage pharmaceutical company developing next-generation treatments for CNS disorders, where she had a major role in the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation for $1.1 billion. From 2004 to 2013, Dr. Mandil-Levin served as Vice President Business Development at HealOr Ltd, a clinical-stage biopharmaceutical company that developed novel drugs for skin regeneration in hard to heal wounds and dermatological diseases. Prior to that she served as Business Development Manager at Proteologics Ltd. She has a PhD in Biochemistry from Bar-Ilan University, Israel and an MBA from the Israeli College of Management School of Business.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dr. Revital Mandil-Levin be re-elected to hold office as a director of the Company until the third annual meeting held after the Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

2022 ANNUAL BONUS PLAN FOR MR. ALON BEN-NOON

Consistent with the Company’s Compensation Policy, and subject to the limitations set forth therein, the Company may determine an annual bonus plan for its chief executive officer, including the maximum annual bonus amounts, as well as related objectives and related weights and the formula for calculating the annual bonus payment.

Taking into account numerous factors, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the following annual bonus plan for the year 2022 for Mr. Alon Ben-Noon, the Company’s chief executive officer and a director of the Company. The proposed bonus plan is in accordance with the Company’s Compensation Policy.

Eligibility

Mr. Ben-Noon would be eligible to receive the bonus for 2022, without the need for further shareholder approval, subject to the following: (i) achievement by Mr. Ben-Noon of certain Company objectives, or a portion thereof, as described below, and/or achievement of special Company objectives as described below, and (ii) the limitations of the Compensation Policy and applicable law.

Maximum Bonus Amounts

The bonus for 2022 is comprised of a target bonus upon achievement of Company objectives.

The target bonus for Mr. Ben-Noon, which is the amount that Mr. Ben-Noon will be entitled to receive upon achievement of all of the Company objectives described below will be an amount equal to twelve months’ salary (the “Target Bonus”), based on a monthly salary of up to approximately $33,000 (the U.S. dollar equivalent of a monthly salary of up to NIS 112,000 payable under Mr. Ben-Noon’s employment agreement, based on the NIS/USD exchange rate in effect on May 18, 2022, with the Target Bonus being calculated based on the NIS monthly salary). The Target Bonus will be paid in cash or, if the Company has less than $6 million of cash and cash equivalents on December 31, 2022, a number of ordinary shares of the Company with a value equal to the cash bonus amount to which Mr. Ben-Noon would otherwise have been entitled, valuing each ordinary share at the closing price of the Company’s shares on Nasdaq on December 31, 2022. If Mr. Ben-Noon achieves less than all of the Company objectives described below by December 31, 2022, the target bonus will be based on the relative weight of the Company objectives that were achieved.

In accordance with the Company’s Compensation Policy, up to 30% of the Target Bonus to Mr. Ben-Noon may be based on a discretionary evaluation of Mr. Ben-Noon’s overall performance in 2022 by the Compensation Committee and the Board, although in any event the maximum bonus payable will be the Target Bonus.

Objectives

As part of the bonus plan for 2022, the Compensation Committee and the Board determined certain Company objectives that will entitle Mr. Ben-Noon to a target bonus if achieved by December 31, 2022 together with an assigned weight for each Company objective. The Company objectives include execution of targets relating to (i) Company financial objectives, (ii) clinical milestones related to the Phase 2b study of PrimeC in ALS and (iii) a collaboration and/or licensing agreement.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the 2022 annual bonus plan for Mr. Alon Ben-Noon, as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year ending December 31, 2022 and for an additional period until the next annual Meeting. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on April 14, 2022.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be, and hereby is, appointed as the auditors of the Company for the year 2022 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 14, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

May 17, 2022

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to NeuroSense Therapeutics Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company’s shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company’s special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company’s most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature :

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.